UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
Specialized Disclosure Report

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STEELCASE INC.
(Exact name of registrant as specified in its charter)

Michigan	1-13873	38-0819050
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS employer identification number)

901 44th Street SE
Grand Rapids, Michigan		49508
(Address of principal executive offices)		(Zip code)

Liesl A. Maloney (616) 247-2710
(Name and telephone number, including area code, of the person to contact in connection with this report)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[ X ] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Steelcase Inc. is filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1, 2014 to December 31, 2014. As used in this Form SD, unless otherwise expressly stated or the context otherwise requires, all references to “Steelcase,” “we,” “our,” “Company” and similar references are to Steelcase Inc. and its consolidated subsidiaries.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in Rule 13p-1 are necessary to the production or functionality of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (“Conflict Minerals”). The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia.

Certain of our operations manufacture or contract to manufacture products for which Conflict Minerals are necessary to the production or functionality of those products. We conducted a reasonable country of origin inquiry regarding such Conflict Minerals, which was designed to determine whether any of the Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources. For those Conflict Minerals which we believe may have originated in the Covered Countries and were not from scrap or recycled sources, we exercised due diligence on the source and chain of custody of those Conflict Minerals. Our reasonable country of origin inquiry and due diligence processes are described in our Conflict Minerals Report, which is filed as Exhibit 1.01 to this Form SD, and is publicly available at ir.steelcase.com/financials.cfm.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01, Steelcase Inc. is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description
1.01	Conflict Minerals Report of Steelcase Inc.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STEELCASE INC.

By:	/s/ David C. Sylvester
David C. Sylvester Senior Vice President, Chief Financial Officer
Date: May 29, 2015

EXHIBIT INDEX

Exhibit Number	Description
1.01	Conflict Minerals Report of Steelcase Inc.